December 19, 2014

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Jeffrey P. Riedler, Assistant Director
Ms. Christina De Rosa
Mr. Daniel Greenspan

Re:	Northwest Biotherapeutics, Inc.

Form 10-K for the Year Ended December 31, 2013

Filed April 1, 2014

File No. 001-35737

Ladies and Gentlemen:

On behalf of Northwest Biotherapeutics, Inc. (the “Company”), this letter responds to your letter, dated November 13, 2014 (the “Comment Letter”), regarding the above-referenced Annual Report on Form 10-K (the “Annual Report”), filed on April 1, 2014. The comment of the Staff of the Division of Corporation Finance (the “Staff”) is set forth below. The response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff appearing in bold type.

General

1.	We note that Cognate BioServices, Inc. owns more than ten percent of your common stock, yet it does not appear to have filed any Section 16 ownership reports. Please advise.

We respectfully advise the Staff that, on the date hereof, Cognate Bioservices, Inc. filed Form 3 and Form 4 Section 16 ownership reports with respect to its beneficial ownership of the Company’s common stock.

The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Annual Report; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to address any further Staff comments or questions related to the above matters. If the Staff wishes to discuss this letter at any time, please do not hesitate to contact Linda Powers, President and Chief Executive Officer, or Leslie Goldman, Senior Vice President, Business Development at (240) 497-9024.

Very truly yours,

/s/ Linda F. Powers

Linda F. Powers

President and Chief Executive Officer

cc:	Glenn R. Pollner, Gibson, Dunn & Crutcher LLP
Reed Brodsky, Gibson, Dunn & Crutcher LLP
William Scherman, Gibson, Dunn & Crutcher LLP